United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: 3M Company

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803-7545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

WHY SHAREHOLDERS SHOULD VOTE FOR THE PROPOSAL ON ENVIRONMENTAL COSTS, POLITICAL INFLUENCE AND PRIORITIES:

A REBUTTAL TO THE 3M BOARD

The Shareholder Commons urges you to vote FOR Item 4 on the proxy, the shareholder proposal requesting that the Board study (1) the environmental costs created by 3M Company’s (“3M” or the “Company”) operations, political influence activities and its continuing prioritization of enterprise risk and (2) the manner in which such costs may affect many 3M shareholders who rely upon overall market returns to support the value of their diversified portfolios.

The Shareholder Commons is a non-profit organization that seeks to shift the paradigm of investor thinking away from a narrow and harmful focus on individual company value toward a systems-first investment approach that serves investors and their beneficiaries better.

The Proposal

The Proposal asks for a report on the environmental costs that 3M’s operations and political activities create and the manner in which such costs may affect its shareholders who rely on overall market returns to support the value of their diversified portfolios:

RESOLVED, shareholders ask that the Board of Directors commission and publish a report on (1) the link between the environmental costs created by 3M’s operations and political influence activities and 3M’s continuing prioritization of enterprise risk, and (2) the manner in which such costs and prioritization may affect the market returns available to its diversified shareholders.

For the diversified investors who make up a large portion of 3M shareholders, the cost of climate change and continued environmental degradation may very well outweigh any profits 3M receives from increasing sales and margins or from optimizing financial return on all investments. The Proposal asks that 3M explain this trade-off to shareholders so they can understand the true cost of its decisions from the perspective of its owners.

We urge diversified shareholders and the asset managers and proxy-voting professionals who represent them to vote FOR Item 4. Supporting the Proposal signals that you want to understand how 3M’s focus on its own financial returns may be harmful to diversified investors.

The Proposal will help the Company and its shareholders navigate the difficult balance between driving profits and preserving the environment

We recognize that environmental impact is inevitable when companies manufacture the goods the public needs. We also recognize that our economy has yet to transition fully away from fossil-fuel dependence or non-circular production. This means that manufacturing needed products will involve emitting some greenhouse gasses (GHG) as well as water withdrawal, plastic use, and other activity that threatens the environment.

We also recognize that, in some areas, 3M has exhibited leadership in addressing environmental threats. However, like any for-profit business enterprise, its decisions concerning when and where to improve its environmental impact involve trade-offs due to other perceived constraints. For example, a company may feel that fully addressing its environmental impacts would increase its prices to a point they would not be competitive, resulting in lost sales. Alternatively, a company might forgo the reinvestment of profits necessary to protect the environment because the investment would not yield the financial return the company targets. In such cases, corporate managers who seek to optimize the value of the enterprise for its shareholders would feel constrained to trade off environmental preservation for profits. 3M’s limited 20-year sustainability budget (discussed below) appears to reflect a decision to limit environmental preservation in favor of optimizing financial returns and enterprise value.

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3M’s diversified shareholders need to understand how the Company strikes the balance between increasing its own profits and protecting the environment, because if 3M slows its progress in addressing environmental concerns in order to maintain margins and ROI, it may actually be harming most of its shareholders by threatening their diversified portfolios’ value.

Thus, voting FOR Item 4 does not constitute a criticism of 3M’s business decisions or products. The requested report is intended to allow shareholders to understand how the balance is being struck on their behalf between Company profits and their investment portfolios.

Without the report the Proposal requests, shareholders will not be equipped to understand the true cost of Company decisions with respect to product mix and manufacturing processes. More specifically, diversified investors and the fiduciaries who vote on their behalf will not be able to understand the effect these decisions are having on their investment portfolios.

3M operations and political influence activities do not fully align with its pro-environment rhetoric

In our Company’s 2021 Sustainability Report, CEO Mike Roman states, “We are committed to being leaders in sustainability.”1 A review of that report reveals 3M has addressed many environmental concerns. But 3M’s commitment is limited. For example:

•	3M has committed a total of only $1 billion to sustainability initiatives over the next 20 years; this is barely more than it spent repurchasing shares in the last quarter.[2]

•	3M is a member of at least three trade organizations that oppose legislation to address the climate crisis,[3] and pays more than $1,000,000 in annual dues to the U.S. Chamber of Commerce, the Business Roundtable, and the National Association of Manufacturers.[4]

•	3M has not committed to meet the Science-Based Targets initiative for a 1.5-degree Celsius world or any other absolute limit on its emissions of GHG that would align it with the Paris Climate Agreement.[5]

•	Belgian regulators recently ordered 3M to stop PFAS production after recent blood samples taken from 800 people near 3M’s plant showed elevated levels of PFAS.[6]

•	Illinois recently filed a lawsuit against 3M over improper handling of harmful per- and polyfluoroalkyl substances (“PFAS”). The Illinois Attorney General said, “Despite scientific evidence generated by its own research, 3M downplayed or denied the health and environmental hazards connected to PFAS, and even promoted these toxic chemicals as being safe to manufacture.”[7]

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1 3M 2021 Sustainability Report at 3.

2 https://s24.q4cdn.com/834031268/files/doc_financials/2021/q4/Q4-2021-Transcript-(1).pdf

3 https://grist.org/accountability/report-corporations-are-tanking-americas-best-shot-at-fighting-climate-change/

4 https://s24.q4cdn.com/834031268/files/doc_downloads/gov_docs/2021/03/3M-Political-Activities-Policy-March-2021.pdf

5 https://sciencebasedtargets.org/companies-taking-action

6 https://www.startribune.com/3m-fails-to-overturn-regulators-shutdown-of-pfas-production-in-belgium/600114579/

7 https://www.illinoisattorneygeneral.gov/pressroom/2022_03/20220316.html

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•	3M uses political influence to obstruct legislation needed to address the threat of climate change. When independent think tank InfluenceMap measured support of the 20 largest “climate positive” U.S. companies for the comprehensive legislation to address climate change, it found that 3M met none of the criteria of support.

3M supports environmentally sustainable operations only when doing so increases the financial value of 3M itself

3M’s rhetoric around purpose and “ESG” (environmental, social, and governance) matters shows that the Company embraces environmental sustainability when it leads to increased financial return to shareholders from Company operations:

Purpose drives our performance, delivering financial value to our shareholders while creating societal value for stakeholders through our environmental, social, and governance (ESG) commitments…

As the expectations of our customers, employees, investors, and stakeholders continue to increase, we are here to meet them — and to grow our business. For that, we set meaningful and measurable goals that demonstrate our ESG commitments and progress.

Of course, there is nothing wrong with earning returns for shareholders through environmentally sound practices. However, if actions necessary to preserve the environment—and, by extension, the economy, which relies on natural capital and healthy environmental systems—require some sacrifice of 3M’s long-term financial returns, these statements indicate that 3M will prioritize financial return.

For a company such as 3M, there is no better measure of commitment than capital allocation. 3M recently announced its environmental commitment: “In addition, we continue to advance our leadership in ESG, including a $1 billion commitment [a collective number including capital expenditures and increased operating expenses8] over 20 years to achieve carbon neutrality, reduce water use and improve water quality along with reducing the use of plastics.”9 This amount, to be invested over a 20-year period, is roughly equivalent to the $938 million dollars that 3M used to repurchase shares its own shares in the last quarter of 2021.10 Clearly, 3M’s commitment to its own financial return is an order of magnitude greater than its commitment to environmental systems that support a thriving economy.

As discussed below, this prioritization is contrary to the interests of 3M’s diversified shareholders, who will internalize the economic costs of environmental degradation to which 3M contributes. The Proposal requests a report on this issue. 3M’s statement opposing the Proposal does not even acknowledge this concern, let alone counter it.

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8 See n.2.

9 https://investors.3m.com/news/news-details/2022/3M-Well-Positioned-for-Long-Term-Sustainable-Growth-and-Value-Creation/default.aspx

10 See n.2.

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Climate change threatens the returns of the Company’s diversified investors

3M publicizes actions it has taken to reduce its carbon footprint. But it has not explained if—let alone provided verification that—its strategy and capital allocation are on track to ensure that its GHG emissions are in line with the Paris Climate Agreement. Given its restriction of sustainability initiatives to those that “grow our business,” and the small commitment of resources to sustainability over the next 20 years, it is critical for shareholders to understand whether 3M is improving its own financial value by doing less than it should to address climate change.

This is a critical issue for diversified shareholders because a healthy economy is a far greater value driver of their portfolios than is the enterprise value of any one company within those portfolios. Indeed, a number of studies have shown that systematic factors explain 75-94 percent of average portfolio return.11 Yet 3M provides no information on the environmental costs it externalizes or the risks it creates for the global economy, leaving shareholders without critical information about the risk it is imposing on their portfolios.

This is especially critical with respect to climate. If carbon emissions stay on the current trajectory, rather than aligning with the Paris Accords, there is a significant risk that GDP will be 10 percent less in 2050.12 This is likely to be a much greater threat to 3M’s diversified shareholders than would be reduced enterprise value of 3M if it were to accelerate the reduction of its carbon footprint by spending more than $50 million per year on sustainability—an amount equal to less than one percent of the cash distributed to shareholders in 2021.

Moreover, 3M has worked to obstruct legislation that was designed to address climate change across the U.S. economy.13 Shareholders are entitled to a report from 3M on how the successful campaign to defeat the Build Back Better legislation will impact their portfolios over time. After all, it is the shareholders’ money that was put to work funding the trade associations behind the campaign.

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11 Moving Beyond Modern Portfolio Theory: Investing that Matters by Jon Lukomnik and James Hawley, scheduled for publication on May 3, 2021.

12 Swiss Re Institute, The Economics of Climate Change: No Action Not an Option (April 2021) (Up to 9.7% loss of global GDP by mid-century if temperature increase rises on current trajectory rather than Paris Agreement goal) available at https://www.swissre.com/dam/jcr:e73ee7c3-7f83-4c17-a2b8-8ef23a8d3312/swiss-re-institute-expertise-publication-economics-of-climate-change.pdf ;

13 https://gotimeforclimate.com/

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The Company’s posture with respect to PFAS is focused only on Company financial return

Similarly, 3M has provided no information to diversified shareholders about the costs that their portfolios bear from its production of PFAS or its political activities to limit their regulation. 3M’s prioritization of its own financial return is clear. As one news story explained:

The nation’s top PFAS manufacturers executed a lobbying and campaign donation blitz in recent years as the federal government attempted to regulate the toxic compounds. …

“They see the chemicals as a profit center and don’t want to give up that product, and they oppose any regulation that could cut into their revenue,” said said [sic] Erik Olson, a lobbyist with the Natural Resources Defense Council who has worked opposite the PFAS manufacturers.

PFAS, also called per- and polyfluoroalkyl substances, [are] increasingly ubiquitous in the environment and human bodies because they don’t naturally break down, and they’ve been strongly linked to cancer, liver disease, kidney disease, birth defects and a range of other serious health problems.

The seven largest PFAS producers and their industry trade groups tallied at least $61m in federal political spending during 2019 and 2020, the bulk of which was directed at lobbying Congress and the Trump administration instead of campaign donations. …

However, finance records broadly show that industry focused on killing multiple proposals that could’ve forced them to cover the astronomical costs for cleaning up widespread PFAS pollution.14

As the article makes clear, 3M wants to keep the profits from selling PFAS, but impose the costs on others. Shareholders, whose diversified portfolios may bear the negative impact of the public-health and clean-up costs government bears, are entitled to the report the Proposal requests, which would explain the impacts of these decisions not just on 3M’s bottom line, but also on diversified portfolios.

Other environmental issues

More generally, 3M reports numerous environmental targets and achievements, involving such matters as packaging, waste management, and water management.15 While it celebrates its reduction in the use of limited resources, it does not explain how it balances environmental damage and company profit. How did it decide to target a reduction in the use of virgin plastic by 125 million pounds by 2025, rather than further limiting its use? What were the trade-offs between company profits and environmental health?

What we do know is that to address all of these environmental issues over the next 20 years, 3M plans annual investments of less than one percent of what it pays shareholders in a single year. The Company’s diversified shareholders, whose long-term financial returns depend on a healthy environment, have a legitimate interest in understanding the trade-offs 3M is making by repurchasing shares instead of devoting significant resources to address these issues.

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14 https://amp.theguardian.com/environment/2021/apr/26/us-chemical-companies-lobbying-donation-defeated-regulation

15 https://multimedia.3m.com/mws/media/2006066O/2021-sustainability-report.pdf

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As shown in Figure 1, Company choices that negatively affect the environment threaten its diversified shareholders’ financial returns, even if those decisions might benefit 3M financially.

FIGURE 1

Why you should support the Proposal

•	3M’s products and manufacturing processes contribute to increased carbon concentration in the atmosphere, and thus increasing global temperatures

•	Sixteen 3M sites with annual water use equal to or greater than 1,000 cubic meters were in water-stressed areas[16]

•	3M creates 150,000 metric tons of waste per year that is treated, incinerated, or landfilled[17]

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16 See n.15.

17 See n.15.

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•	3M intends to continue using virgin plastic in its packaging[18]

•	3M pays more than $1,000,000 in dues to trade associations that advocate against policies that regulate companies’ environmental impact

•	Fiduciaries and advisors should understand whether their diversified clients and beneficiaries are at risk from 3M trading off environmental protection for its own financial performance

•	Over the next 20 years, 3M only expects to spend an average of $50 million per year on capital and operating expenses to improve sustainability, equal to about one percent of the cash it returned to shareholders last year, reflecting a very heavy weighting of financial return over environmental stewardship

•	Company decision-makers are heavily compensated in equity, so that they do not share the same broad market risk as 3M’s diversified shareholders

•	Voting FOR will signal that shareholders want to understand whether 3M is putting the global environment (and thus diversified portfolios) at risk in order to improve financial performance

•	The Proposal only asks for an analysis, not a change in practice. Any trade-offs of public interest for financial gain must be explained, so that shareholders can reach informed views about 3M’s balance between promoting internal financial return and maintaining the economic health that supports their diversified portfolios

The 3M opposition statement misses the point

3M’s statement opposing the Proposal does not address the trade-offs the Proposal seeks to address. In fact, it seems to deny they exist, asserting:

Fundamentally, the proposal is based on a premise that is factually unsupported – that enterprise risk management and societal sustainability risks must necessarily be mutually exclusive… These assertions are unfounded because sustainability-related risk management is an integral part of 3M’s enterprise risk management program. Environmental risks that impact 3M and how 3M impacts the environment are both considerations of our enterprise risk management framework.

In other words, in recommending a vote against the Proposal, the Board is relying on the premise that by focusing on the risks environmental concerns pose to 3M, it can fully address the risks its operations and political activity pose to environmental health and the diversified shareholders who rely on it.

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18 See n.15.

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But as we have shown, this idea of full alignment is a fantasy, and shareholders know it. PRI, an investor initiative whose members have $89 trillion in assets under management, recently issued a report (the “PRI Report”) that explained how the interests of a diversified shareholder and a portfolio company can diverge in precisely the ways described above:

•	A company strengthening its position by externalising costs onto others. The net result for the [diversified] investor can be negative when the costs across the rest of the portfolio (or market/economy) outweigh the gains to the company;

•	A company or sector securing regulation that favours its interests over others. This can impair broader economic returns when such regulation hinders the development of other, more economic companies or sectors…[19]

This is exactly what happens when 3M decides to repurchase shares instead of accelerating its plastic packaging reduction program, or to support trade associations that hinder climate regulation.

Highlighting this divergence of interests is not an indictment of 3M’s Board or management. It is simply a state of affairs, and if 3M refuses to acknowledge its existence, there is little chance that it will be able to work constructively with its shareholders to strike the right balance. Shareholders should vote FOR the Proposal to ensure that 3M acknowledges the divergent interests and begins to account properly for them.

Conclusion

Please vote FOR Item 4

By voting FOR Item 4, shareholders can urge 3M to account directly for the environmental impacts of its operations and political activity, which directly affect the returns of its diversified shareholders. Such a report can aid the Board and management in authentically serving the needs of its shareholders and in preventing the dangerous implications—to diversified shareholders and others—of a narrow focus on financial return.

The Shareholder Commons urges you to vote FOR Item 4 on the proxy, the Shareholder Proposal requesting a report on external environmental costs at the 3M Inc. Annual Meeting on May 10, 2022.

For questions regarding the 3M Inc. Proposal submitted by The John Bishop Montgomery Trust, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

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19 Active Ownership 2.0: The Evolution Stewardship Urgently Needs, PRI (2019) (emphasis added), available at https://www.unpri.org/download?ac=9721. See also Addressing Climate as a Systemic Risk: A call to action for U.S. financial regulators, Ceres (June 1, 2020), available at https://www.ceres.org/resources/reports/addressing-climate-systemic-risk. (“The SEC should make clear that consideration of material environmental, social and governance (ESG) risk factors, such as climate change, to portfolio value is consistent with investor fiduciary duty.”) Ceres is a non-profit organization with a network of investors with more than $29 trillion under management.

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